

Mail Stop 3561

October 22, 2015

Andrew J. Littlefair
President and Chief Executive Officer
Clean Energy Fuels Corp.
4675 MacArthur Court, Suite 800
Newport Beach, CA 92660

> **Re: Clean Energy Fuels Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Response dated October 14, 2015**
> **File No. 001-33480**

Dear Mr. Littlefair:

We have reviewed your October 14, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 6, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Data, page 36

1. We note your response to comment 1 and your conclusion that changes in the average price per fuel type did not materially impact revenue fluctuations between periods. You state in your response that the impact of the change in average price for LNG between 2014 as compared to 2013 and 2013 as compared to 2012 was $9.8 million and $5.9 million, respectively. Based on statement of operations information on page 63, this amounts to approximately 13% and 32% of the change in revenues for 2014 as compared

to 2013 and 2013 as compared to 2012, respectively. Please tell us why you do not believe this LNG price impact represents a material change in revenues and why such information should not be disclosed as a supplement to your total volume discussion.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director
Office of Consumer Products